UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
STEMLINE THERAPEUTICS, INC.
(Name of Subject Company (Issuer))
MERCURY MERGER SUB, INC.
a wholly owned subsidiary of
BERLIN-CHEMIE AG
an indirect wholly owned subsidiary of
A. MENARINI - INDUSTRIE FARMACEUTICHE
RIUNITE - S.R.L.
(Names of Filing Persons (Offeror))
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
85858C107
(Cusip Number of Class of Securities)
Pietro Giovanni Corsa
A. Menarini - Industrie Farmaceutiche Riunite - S.r.l.
Via Sette Santi, 3 - 50131 — Firenze (Firenze) Italy
Tel. +39 055 56801
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)
Copies to:
Philip Richter
Maxwell Yim
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$662,661,537.23	$86,013.47

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as (a) the product of (i) $12.11, the average of the high and low sales price per share of Stemline Therapeutics, Inc. (“Stemline”) common stock, par value $0.0001 per share (each such share, a “Share”), on May 6, 2020, as reported by NASDAQ, and (ii) 54,720,193 Shares (which consist of (A) 52,472,785 Shares outstanding and (B) 2,247,408 Shares that may become outstanding as a result of outstanding options). The calculation of the filing fee is based on information provided by Stemline as of April 30, 2020.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Mercury Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Berlin-Chemie AG, a company formed under the laws of Germany (“Parent”), and an indirect wholly owned subsidiary of A. Menarini - Industrie Farmaceutiche Riunite - S.r.l., a privately-held company formed under the laws of Italy (“Menarini”), to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Stemline Therapeutics, Inc., a Delaware corporation (“Stemline”), at a price of $11.50 per Share, net to the holder in cash, without interest, plus one non-transferable contractual contingent value right per Share, which represents the right to receive a contingent payment of $1.00 in cash, without interest and subject to any required withholding of taxes upon the terms and subject to the conditions described in the Offer to Purchase dated May 12, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Menarini, Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of May 3, 2020, among Stemline, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.
ITEM 1.
SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.
SUBJECT COMPANY INFORMATION.

(a)   The subject company and the issuer of the securities subject to the Offer is Stemline Therapeutics, Inc. Its principal executive office is located at 750 Lexington Avenue, Eleventh Floor, New York, NY 10022, and its telephone number is (646) 502-2311.
(b)   This Schedule TO relates to Shares. According to Stemline, as of the close of business on April 30, 2020, there were (i) 52,472,285 Shares issued and outstanding, (ii) 2,708,070 Shares subject to issuance pursuant to outstanding options to acquire Shares and (iii) 944,076 Shares subject to issuance pursuant to outstanding restricted stock units.
(c)   The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.
ITEM 3.
IDENTITY AND BACKGROUND OF FILING PERSON.

(a) – (c) The filing companies of this Schedule TO are (i) Menarini, (ii) Parent and (iii) Purchaser. Menarini’s principal executive office is located at Via Sette Santi, 3 — 50131 — Firenze (Firenze) Italy, and the telephone number is +39 055 56801. Each of Purchaser’s and Parent’s principal executive office is located at Glienicker Weg 125, D-12489 Berlin, Germany, and the telephone number of each is +49 30-6707-0. The information regarding Menarini, Purchaser and Parent set forth in Section 9 — “Certain Information Concerning Menarini, Parent and Purchaser” and Schedule A of the Offer to Purchase is incorporated herein by reference.
ITEM 4.
TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 5.
PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in Section 8 — “Certain Information Concerning Stemline”, Section 9 — “Certain Information Concerning Menarini, Parent and Purchaser”, Section 10 — “Background of the Offer; Contacts with Stemline”, Section 11 — “Purpose of the Offer and Plans for Stemline;

Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.
ITEM 6.
PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1) — (7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6 — “Price Range of Shares; Dividends”, Section 7 — “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” and Section 11 — “Purpose of the Offer and Plans for Stemline; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
ITEM 7.
SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 12 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(b) The Offer is not subject to a financing condition.
ITEM 8.
INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9 — “Certain Information Concerning Menarini, Parent and Purchaser”, Section 11 — “Purpose of the Offer and Plans for Stemline; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.
ITEM 9.
PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 3 — “Procedures for Tendering Shares”, Section 10 — “Background of the Offer; Contacts with Stemline” and Section 16 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10.
FINANCIAL STATEMENTS.

Not Applicable.
ITEM 11.
ADDITIONAL INFORMATION.

(a) The information set forth in Section 7 — “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”, Section 10 — “Background of the Offer; Contacts with Stemline”, Section 11 — “Purpose of the Offer and Plans for Stemline; Summary of the Merger Agreement and Certain Other Agreements” and Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.
EXHIBITS.

Index No.
(a)(1)(A)*	Offer to Purchase, dated May 12, 2020.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Form of Summary Advertisement, published May 12, 2020 in The New York Times.
(a)(1)(G)*	Power of Attorney for Parent, dated April 30, 2020.
(a)(5)(A)	Joint Press Release of Menarini and Stemline, dated May 4, 2020 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Stemline with the Securities and Exchange Commission on May 4, 2020).
(a)(5)(B)	Frequently Asked Questions, sent to Stemline employees on May 4, 2020 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed by Stemline with the Securities and Exchange Commission on May 4, 2020).
(a)(5)(C)	LinkedIn Post posted by Menarini on May 4, 2020 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Menarini filed with the Securities and Exchange Commission on May 5, 2020).
(a)(5)(D)	Letter sent to Stemline employees on May 4, 2020 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Stemline with the Securities and Exchange Commission on May 4, 2020).
(d)(1)	Agreement and Plan of Merger, dated May 3, 2020, among Stemline, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Stemline with the Securities and Exchange Commission on May 4, 2020).
(d)(2)*	Mutual Confidential Disclosure Agreement, effective July 19, 2019, between Stemline and Menarini.
(d)(3)	Form of Tender and Support Agreement, dated May 3, 2020, by and among Parent, Purchaser and each of the persons set forth on Schedule I thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Stemline with the Securities and Exchange Commission on May 4, 2020).
(d)(4)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex III to Exhibit 2.1 to the Current Report on Form 8-K filed by Stemline with the Securities and Exchange Commission on May 4, 2020).
(d)(5)*	Exclusivity Agreement, dated April 13, 2020, between Stemline and Menarini.
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

ITEM 13.
INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 12, 2020
MERCURY MERGER SUB, INC.
By:
/s/ Attilio Sebastio

Name: Attilio Sebastio
Title:    Chief Executive Officer
BERLIN-CHEMIE AG
By:
/s/ Elcin Barker Ergun

Name: Elcin Barker Ergun
Title:    Legal Representative
A. MENARINI - INDUSTRIE FARMACEUTICHE RIUNITE - S.R.L.
By:
/s/ Pietro Giovanni Corsa

Name: Pietro Giovanni Corsa
Title:    Group General Manager